SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                              EmCare Holdings Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   290820 10 9
                                 (CUSIP Number)

  Check the following box if a fee is being paid with this statement: ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities decribed in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Leonard M. Riggs, Jr.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a.)_____
                                                                      b.)_____


--------------------------------------------------------------------------------
3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                         5.        SOLE VOTING POWER

NUMBER                             1,016,373
OF                       -------------------------------------------------------
SHARES                   6.        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                           -0-
EACH                     -------------------------------------------------------
REPORTING                7.        SOLE DISPOSITIVE POWER
PERSON
WITH                               1,016,373
                         -------------------------------------------------------
                         8.        SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,016,373
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.7%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  EmCare Holdings Inc.

Item 1(b).        Address of Issuer's Principal Executive Officer:

                  1717 Main Street, Suite 5200
                  Dallas, Texas  75201

Item 2(a).        Name of Person Filing:

                  Leonard M. Riggs, Jr., M.D.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o EmCare Holdings Inc.
                  1717 Main Street, Suite 5200
                  Dallas, Texas  75201

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  290820 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership. (1)

                  (a)  Amount beneficially owned:  1,016,373

                  (b)  Percent of class:  12.7%

                  (c)  Number of shares as to which such person has:

                        (i) Sole power to vote or to direct the vote:  1,016,373

                       (ii) Shared power to vote or to direct the vote:   -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of:   1,016,373

                       (iv) Shared power to dispose or to direct the disposition
                            of:   -0-

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

--------
(1) Since the end of 1995, the following transactions affecting Dr. Riggs' beneficial ownership have occurred:

i. On February 1, 1996, options to purchase 15,000 shares vested at an exercise price of $13.75 per share. Pursuant to Securities Exchange Act Rule 13d-3(d)(1)(i), the shares underlying these options were considered in calculating Dr. Riggs' beneficial ownership at the end of 1995 for the purpose of reporting beneficial ownership in this Schedule 13G because this vesting occurred within sixty days of the end of the calendar year.

ii. On February 23, 1996, Dr.Riggs sold 30,000 shares of common stock owned directly by him.

iii. On March 11, 1996, EmCare Holdings Inc. granted Dr. Riggs options to purchase 75,000 shares at an exercise price of $25.625 per share, vesting in annual increments of 15,000 shares.

iv. On May 1, 1996, Dr.Riggs sold 25,000 shares of common stock owned directly by him.

v. On May 13, 1996, Dr. Riggs sold 12,500 shares of common stock held in the trust for his spouse.

vi. On August 6, 1996, Dr.Riggs made a gift of 513 shares of common stock, 342 of which were owned directly by him and 171 of which were held in the trust for his spouse.

vii. On August 13, 1996, Dr.Riggs made a gift of 1,112 shares of common stock, 742 of which were owned directly by him and 370 of which were held in trust for his spouse.

viii. On September 6, 1996, Dr. Riggs sold 5,000 shares of common stock, 3,333 of which were owned directly by him and 1,667 of which were held in trust for his spouse.

ix. On September 10, 1996, Dr. Riggs sold 15,000 shares of common stock, 10,000 of which were owned directly by him and 5,000 of which were held in trust for his spouse.

x. On September 27, 1996, options to purchase 15,000 shares of common stock vested at an exercise price of $25.625 per share.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Certain of the reported shares are held on behalf of, and registered in the name of a trust established for the benefit of the filer's spouse and a family limited partnership.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


                            [SIGNATURE ON NEXT PAGE]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 12, 1996
                                   -----------------
                                          (Date)


                                   /s/  Leonard M. Riggs, Jr., M.D.
                                   --------------------------------
                                          (Signature)


                                   Leonard M. Riggs, Jr., M.D.
                                   ---------------------------
                                           (Name)